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                                   FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.
                     ---------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated May 1, 2008: AEterna Zentaris to Announce First Quarter 2008 Financial and Operating Results and Hold Annual Shareholder Meeting on May 7, 2008

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS TO ANNOUNCE FIRST QUARTER 2008 FINANCIAL AND OPERATING RESULTS AND HOLD ANNUAL SHAREHOLDER MEETING ON MAY 7, 2008

QUEBEC CITY, CANADA, MAY 1 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS, TSX:
AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, will announce its first quarter 2008 financial and operating results before market open on Wednesday, May 7, 2008. The Company will host a conference call and webcast to discuss these results later that same day at 4:00 p.m., Eastern Time.

Participants may access the live webcast via the Company's website at www.aezsinc.com in the "Investors" section, or by telephone using the following numbers: 416-644-3425, 514-807-8791 or 800-796-7558. A replay of the webcast will also be available on the Company's website for a period of 30 days.

The Company further announced that it will hold its Annual Shareholder Meeting also on Wednesday, May 7, starting at 10:00 a.m. Eastern Time, in the Alfred Rouleau Room of the Hyatt Regency Hotel, 1255 Jeanne-Mance, in Montreal.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

CONTACTS
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 626-5503
dturpin@aezsinc.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              AETERNA ZENTARIS INC.


Date:  May 2, 2008            By: /s/Dennis Turpin
------------------                -------------------------------------------
                                  Dennis Turpin
                                  Senior Vice President, Chief Financial Officer